                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 1 )*
                                            ---

                                SCANFORMS, INC.
     -------------------------------------------------------------------
                               (Name of Issuer)

                         COMMON STOCK, $.01 PAR VALUE
     -------------------------------------------------------------------
                        (Title of Class of Securities)

                                  8806011102
                         -------------------------------
                                (CUSIP Number)

                      WOLF, BLOCK, SCHORR AND SOLIS-COHEN
                        Twelfth Floor Packard Building
                            Philadelphia, PA 19102
                      Attention:  Mark K. Kessler, Esquire
          -----------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 1, 1996
               -------------------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /  /.
(A fee is not required only if the reporting person : (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 Pages
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                              SCHEDULE 13D
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CUSIP NO. 8806011102                                   Page 2 of 6 Pages
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1  NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ROBERT A. SAMANS
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /X /
                                                              (b) / /
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3 SEC USE ONLY

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4 SOURCE OF FUNDS*
     BK;PF:OO
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO  ITEMS 2(d) or 2(e)
      /  /
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6 CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

        7 SOLE VOTING POWER

        1,006,268
        --------------------------------------------------------
        8  SHARED VOTING POWER

        550,620
        --------------------------------------------------------
        9  SOLE DISPOSITIVE POWER

        1,006,268
        --------------------------------------------------------
        10 SHARED DISPOSITIVE POWER

        550,620
        --------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,006,268

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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES*                                                          /X /
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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       28.4%
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14 TYPE OF REPORTING PERSON*

        IN
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                               Page 2 of 6 Pages
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                       SCHEDULE 13D-AMENDED AND RESTATED

          The undersigned, Robert A. Samans (the "Reporting Person"), amends and restates the Schedule 13D filing made by the Reporting Person on October 13, 1992 with regard to the common stock, $.01 par value, of Scanforms, Inc.

          Reference is also made to Schedule 13D dated August 22, 1990 previously filed by Robert Harris, Paul Levine, Allan Voluck, Thomas E. Lent, Anthony G. Marchese, Samuel Seidman and William R. Kohler (the foregoing persons collectively are referred to herein as the "Group"), Robert O'Leary and the Reporting Person with respect to the common stock, $.01 par value, of Scanforms, Inc., and Amendments Nos. 1 and 2 thereto, dated September 5, 1990 and October 2, 1990, respectively, filed by the Group, Mr. O'Leary and the Reporting Person (collectively referred to herein as the "Previous Filings"), for information regarding previous transactions involving the Reporting Person, Mr. O'Leary and the Group.

Item 1.  Security and Issuer.
         -------------------

          The title of the class of equity securities to which this statement relates is the common stock , $.01 par value (the "Common Stock"), of Scanforms, Inc., a Delaware corporation (the "Company"). The principal executive office of the Company is located at 181 Rittenhouse Circle, Keystone Park, Bristol, Pennsylvania 19007-0602.

Item 2.  Identity and Background.
         -----------------------

          This statement is being filed by Robert A. Samans (the "Reporting Person"), a U.S. citizen whose principal business address is Scanforms, Inc., 181 Rittenhouse Circle, Keystone Park, Bristol, Pennsylvania 19007-0602. The present principal occupation of the Reporting Person is that of Chairman of the Board and President of the Company.

          During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

                               Page 3 of 6 Pages

Item 3.  Source and Amount of Funds or Other Compensation.
         ------------------------------------------------

          On February 5, 1992, the Group entered into a Stock Purchase Agreement with the Reporting Person (the "1992 Stock Purchase Agreement") pursuant to which the Reporting Person agreed to purchase 230,000 shares of Common Stock from the Group for an aggregate purchase price of $96,500. In accordance with the terms of the 1992 Stock Purchase Agreement, the Reporting Person made an initial payment of $30,000 on February 13, 1992 (the "Closing Date"). This $30,000 payment was financed by the Reporting Person with a loan from Philadelphia Savings Fund Society.

          The remaining $66,500 was initially paid pursuant to a promissory note dated February 5, 1992 (the "Note") issued by the Reporting Person to the Group. The Note was guaranteed by Bridge Capital Investors, a New Jersey limited partnership ("Bridge Capital"). The Note was subsequently paid by the Reporting Person with the proceeds of a loan made by Bridge Capital to the Reporting Person pursuant to a Loan Agreement, dated as of February 13, 1992 (the "Loan Agreement"). Pursuant to the Loan Agreement, the Reporting Person borrowed $22,500 on February 13, 1992 and $22,000 on each of March 15, 1992 and April 15, 1992 (collectively and in the aggregate, the "Bridge Capital Loan"). In connection with the Loan Agreement, the Reporting Person entered into a Stock Pledge Agreement with Bridge Capital and granted Bridge Capital an irrevocable proxy to vote certain shares of Common Stock owned by the Reporting Person. The Bridge Capital Loan was paid in full by the Reporting Person, with personal funds, on October 8, 1993.

          As more fully described in Item 4 of this filing, it is anticipated that the source of funds for the going private transaction proposed by the Reporting Person and Sebastian Carcioppolo ("Mr. Carcioppolo"), a director of the Company, also described in Item 4, will be bank financing.

Item 4.  Purpose of Transaction.
         ----------------------

          The Reporting Person originally acquired the shares under the 1992 Stock Purchase Agreement for the purpose of maintaining control of the Company and effecting an amicable termination of the Group's investment in the Company.



                               Page 4 of 6 Pages
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          On February 1, 1996, the Reporting Person and Mr. Carcioppolo, a
director of the Company (the Reporting Person and Mr. Carcioppolo together are hereinafter referred to as the "Management Group"), advised the Company that the Management Group intends to present promptly to the Company's Board of Directors a proposal that would pay $3.60 cash per share to the Company's public stockholders and would result in the Company becoming privately held by the Management Group. This action resulted from a process commenced with a public announcement in March, 1995 of the Company's willingness to consider proposals for a significant transaction and subsequent efforts by Janney Montgomery Scott, the investment banking firm retained for that purpose. The effectuation of any such proposal is contingent upon the negotiation and completion by the Management Group of the terms of a bank financing, the negotiation and completion of documentation with respect to the transaction relating to the management proposal, the receipt by the Board of Directors of a fairness opinion, the approval of the Board of Directors (including its Independent Director) and the approval of the Company's stockholders.

          At the present time, other than the actions described in the preceding paragraph, the Reporting Person has no specific plans or proposals that would relate to or result in any of the actions specified in clauses (a) through (j) of Item 4. However, the Reporting Person may consider any such plans or proposals in the future, if deemed appropriate.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

          On the date of this Schedule 13D, the Reporting Person is the beneficial owner of 1,006,268 shares of Common Stock. Based upon the 3,546,648 shares of Common Stock currently outstanding, as reported in the Company's Proxy Statement for Annual Meeting of Stockholders to be held on February 27, 1996, as filed on January 29, 1996 (the "Proxy Statement"), the Reporting Person beneficially owns 28.4% of the outstanding Common Stock.

          The Reporting Person has sole voting and dispositive power with respect to 1,006,268 shares.

          To the best of the undersigned's knowledge, on the date of this
Schedule 13D, Mr. Carcioppolo, together with whom the Reporting Person may be deemed a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, is the beneficial owner of 550,620 shares of Common Stock. Based upon the 3,546,648 shares of Common Stock currently outstanding, as reported in the Proxy Statement, Mr. Carcioppolo beneficially owns 15.5% of the outstanding Common Stock. Under the provisions of Rule 13d-5 of the Act, the Reporting Person may be deemed to own beneficially all of the shares of Common Stock owned by Mr. Carcioppolo. However, the Reporting Person expressly disclaims beneficial ownership of any of the shares of Common Stock owned by Mr. Carcioppolo.

          To the best of the undersigned's knowledge, during the last five years, Mr. Carcioppolo has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).



                               Page 5 of 6 Pages
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          To the best of the undersigned's knowledge, during the last five years, Mr. Carcioppolo has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Carcioppolo was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ------------------------------------------ --------------------------
to Securities of the Issuer.
---------------------------

          See the description, contained in Item 4, of the intention of the Management Group.

Item 7.    Exhibits.                                    Page
           --------                                     ----


Exhibit 8    Scanforms, Inc. Press Release dated         **
February 1, 1996.

_____________
** Filed electronically herewith.



                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          /s/ Robert A. Samans
                                          ---------------------------
                                          Robert A. Samans


Dated: February 9, 1996



                               Page 6 of 6 Pages